GGL DIAMOND COR

[redacted]

06010481

82-1209

January 18, 2006

PRESS RELEASE

SUPPL

GGL ANNOUNCES AMENDMENT TO STOCK OPTION PLAN

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has amended its existing “fixed number” Stock Option Plan originally adopted in 2001 and amended in 2004 by changing it to a “10% rolling” plan. Under the existing plan, the Company had reserved a fixed number of 9,500,000 common shares for the grant of stock options, which is now equal to 9.93% of the present issued capital of the Company. Under the 10% rolling plan, the Company can grant stock options to purchase up to 10% of the issued capital of the Company at the time of grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Based on the current issued capital, the Company will have available for grant under the 10% rolling plan up to 9,564,544 common shares, being 10% of the current issued capital, which number includes options to purchase a total of 5,391,000 common shares which are currently outstanding. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

The 10% rolling plan is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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